Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 333-292087

The following is a transcript of a conference call held as part of the J.P. Morgan Healthcare Conference on January 12, 2026 and attended by Udit Batra, CEO and President of Waters Corporation (“Waters”), which included discussions in connection with the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

All right. Great. Welcome to JPMorgan Healthcare Conference. I’m Casey Woodring from the Life Science Tools and Diagnostics team. Pleased to be joined by Waters’ CEO, Udit Batra.

Udit is going to go through the corporate presentation, and then we’ll leave some time at the end for Q&A. Udit, all you.

Udit Batra

President, CEO & Director

Thank you, Casey, and good afternoon, everyone. Roughly five years ago, we started a transformation process that has led to an increase in our commercial strength, revitalization of innovation and entry into fast-growing adjacencies for Waters. And that has then allowed us to make the acquisition of BD’s Bioscience and Diagnostics business.

So today, I’ll talk to you a bit about how we’re executing from a position of strength. With the acquisition of BD’s Bioscience and Diagnostics business, how we see the next few years for value creation for our corporation. And finally, I’ll give you a bit of a hint on what’s to come from a strategic and financial perspective over the next few years.

So let’s start. For those of you who are not familiar with the Waters story, this chart is new. Basically, on the left-hand side, you see that we start with significant unmet needs for our customers that invest roughly 10% of product sales in R&D to take highly complex instrumentation and turn them into systems that are useful and used in high-volume regulated applications. These systems have four parts. First, instruments, roughly 170,000 of those are placed across all our customers in regulated laboratories and other laboratories. The data from these instruments is then transmitted via regulated software or compliance software. And a prime example of that is our Empower software, which is used to submit data for about 80% of all novel medicines to FDA, NMPA and the EMA.

The third part of this ecosystem is our chemistry and consumables capabilities. We are a leader in customizing separation columns to the molecule that we’re trying to separate, and we are the only company in the industry that has a full control on the value chain. That gives assurance to our customers that they have no lot-to-lot variability, which is extremely important in quality control applications.

And finally, this whole wheel only works with our service team, which is roughly 1/3 of our overall revenue. Roughly 2,000 folks are in our service team with most of them with advanced degrees, many of them come from our customers. And the NPS scores that we receive are roughly 20% higher than the weighted average of all service industries. And so the NPS score is the highest across the industry. So a simple and repeatable business model that takes complex instrumentation, turns them into a simple system, yet sophisticated for application in highly regulated settings.

This business model, we’ve been applying in attractive volume-driven markets. And on the left-hand side of this chart is where we started back in 2020. These are our core markets. So we started with pharma QA/QC, late-stage drug development, food and environmental safety, chemical analysis, materials testing, in all roughly $11 billion in size, growing mid-single digit-ish where Waters grew slightly higher than that over the last 15, 20 years.

We then took our business model and we said, where else can we apply it where we could advance our growth, where we could accelerate our growth. And the first place, of course, to hunt is in the biologics space, which grows double digits, and there are two parts to this. First is bioseparations, basically orchestrating the separation of more and more complex biologics using the same column chemistry that we’ve perfected over many years.

Second, increasing and augmenting our existing portfolio of analytical instruments for all those that are applicable in biologics laboratories. So those are bioseparations and bioanalytical characterization.

Third is taking our LC mass spec capabilities into specialty diagnostics. And then lastly, taking our materials capabilities from our TA business and applying it to the battery testing arena. And that particular part of the market is roughly $7-ish billion, growing high single digits to low double digits. And in all, if you combine it, it’s about a $19 billion, $20 billion TAM, growing mid- to high single digits. So taking this simple and repeatable business model and applying it across our core markets and entering faster-growing adjacencies.

Over the last five years, and I’ll take you through the story. Our team has worked extremely hard to accelerate the benefits of pioneering science by regaining our commercial momentum, delivering pioneering innovation and entering faster-growing adjacencies. I’ll take you through each one of these. We’re nothing if we’re not boring. You saw this chart five years ago on the lefthand side. These are the five execution initiatives that I talked about then and every year, we’ve given you an update. And there were five initiatives. The first one was instrument replacement. We had about a 13,000 instrument deficit that we needed to replace almost immediately. Over a two-year period, we basically added over $40 million in incremental sales just based on the instrument replacement initiative initially. And then now it’s part of our commercial execution model at Waters.

Second, we focused on service attachment rate. Remember, I said we have about 170,000 instruments placed across laboratories around the globe. The service attachment rate was about 43% back in 2019. Today, it’s about 54%. That’s about 2.2% increase every single year in service attach.

Third, we said we want to sell more consumables through e-commerce channels. Five years ago, we sold roughly 20% of our columns through e-commerce. Today, that number is in excess of 45%. So roughly 5% increase every single year.

Number four is expanding into faster-growing contract organizations. Five years ago, this number was at 15% as a proportion of our total pharma business. Today, it’s in excess of so an increase of roughly 10%, 12% over the last five years. And finally, as I said, we invest roughly 10% of product sales in R&D, and we had a burgeoning pipeline. We wanted to do it justice. So we launched an initiative to ensure that every launch had excellence associated with it. So these five initiatives have followed diligently — we followed diligently over the last five years.

And now turning to the fifth one. We basically said, look, what can we do to advance innovation in the company? We pioneered innovation across our portfolio so that Waters has again gained podium position across each of our portfolios.

I just have three examples here. First is in the LC space, where Alliance iS is the leading instrument in the category. It reduces errors in the quality control space by 40%. It’s in the second year of its launch, and it grew 270% versus last year, same time last year. The Xevo TQ Absolute is a quantitative mass spec that is used for PFAS testing. It is the most sensitive mass spec in the industry. In addition, it is the most robust, making it grow roughly 40% in the second — in the third year of its launch. And the MaxPeak Premier Columns is the best story of all. It’s now in the fifth year. These are bio-inert columns that are well suited for biologics characterization are growing year-on-year 35%. So in all of these areas where we compete, we have regained a podium position and set a new standard for innovation.

Number three, we wanted to build new vectors for growth, right? Remember, in the past, Waters was focused on small molecules and food and environmental testing. We wanted to enter faster-growing adjacencies. And here, on the left-hand side, I list three of them: bioanalytical characterization, bioseparations and taking LC mass spec into specialty diagnostics.

Bioanalytical characterization and bioseparations together form our focus on biologics and creating a biologics QC environment that mimics the simplicity of small molecules.

On bioanalytical characterization, we — I just have picked two examples on this slide, one from the past and one from the present. This is — the first one is the BioAccord instrument, which we launched back in 2019, 2020. We’ve taken that instrument. It was initially designed for QC laboratories. We’ve taken that into raw material testing, in process testing with a high degree of success. Second, we just recently launched our charge detection mass spec, which is basically suited for mega molecules. Basically think lipid nanoparticles, think AAVs, think antibody drug conjugates. It’s one of a kind, and that’s really helping us build our bioanalytical characterization portfolio organically.

Second, on the bioseparation side, this category of columns has grown 50% year-on-year. Started with our MaxPeak Premier Columns, which basically, as I mentioned on the previous slide, have grown 35%. And based on those bio-inert surfaces, we launched size exclusion chromatography aimed at large viral-like particles. Then we introduced slalom chromatography. I know this is — I’m geeking out a little bit. This is exciting for me, and I hope it is — at least some of it is memorable for you.

The second meaningful innovation was called slalom chromatography. Think slalom as you go down the hill while skiing. And this was especially designed for large oligonucleotides.

And the third and the most interesting one was affinity chromatography, where we’ve created customized columns that we can stick antibodies to allow separation for all sorts of large molecules, something that we’re extremely excited about, and I’ll talk about it a bit more as well.

From an inorganic standpoint, we made a couple of acquisitions to increase our portfolio of bioanalytical characterization equipment. We acquired Halo Labs for particle characterization and Wyatt Laboratories’ light scattering portfolio to take it into quality control. So acceleration across adjacencies that, again, I started with about 5 years ago — that I mentioned five years ago.

And on the right-hand side, you see Waters-specific growth drivers. We were also equally pragmatic as we saw growth drivers emerge, not the least of which is the GLP-1 testing domain, which will add roughly $30 million in incremental sales to Waters revenue in 2025. Roughly 95 basis points of accretion this year alone. PFAS testing adds 70 basis points or $20 million to the top line growth. And the third is generics, generics testing in India. India grows high teens for us, and that adds roughly $30 million to the top line or 95 basis points. And if you add all of that, that is over 250 basis points of accretion from these water-specific idiosyncratic growth drivers.

And for those of you who were at our Analyst Day, you see these numbers compare quite favorably to what we had presented back in March of 2025 as our target. So as I said, we’re nothing if we’re not boring, we say something and we go back and look at it and we deliver against it. And so I just wanted to show you the report card before we went on talking about the future. Now accelerating commercial momentum, launching new products, entering faster-growing adjacencies, of course, it leads to an industry-leading or best-in-class financial profile.

So, on the right-hand side, you see some facts. This is trailing 12 months of data across the life science tools space, scale players across the life science tools space. In the middle column, you see adjusted operating margin. I mean, for those of you who know the water story, we’ve always been a margin leader. We remain so, roughly 180 basis points higher than the next competitor. And then as you go down the list, you see a significant lead versus the rest of the industry. But what is more enduring is now we’re a growth leader as well. For the last 12 months, we’ve grown roughly 8%. The next competitor is at 5%. If you take a weighted average across, we’re 3x faster than the rest of the industry. So quite a nice report card, which, of course, leads to a double-digit EPS growth that you see on the right-hand side. So a strong focus in transforming the company that has led to quite nice financial results.

And so before Casey asked me in the Q&A, what 2026 looks like, you should expect more of the same. Basically, from a growth perspective, our replacement cycle is in its middle innings. On a six-year basis, on a six-year CAGR, it’s still in the low single-digit growth. So it’s still well below our average 5% to 6% growth for instruments over a certain period of time. Second, our idiosyncratic growth drivers, GLP-1 testing, PFAS testing, generics in India continue to be very strong and should contribute equally or nicely in 2026. And then you see two new rows at the bottom of this chart. The first one is biologics. This is bioseparations, bioanalytical characterization, both of which combined should add on to the commitment that we have made on the other idiosyncratic growth drivers. And finally, informatics. We have roughly a $300 million informatics business. anchored in our Empower software, which I mentioned earlier. We expect this to grow double digits over the next few years as we move from on-prem to subscription models, add value with new applications that our customers can use that are cloud native and add on a whole bunch of portfolio of instruments that are compatible with Empower. So in all, these five growth drivers, water-specific growth drivers should add roughly 200 basis points at least to our top line growth.

So I think you’ll agree with me that Waters is in a reasonably strong position at this point in time, which, of course, gave us the confidence to acquire BD’s Diagnostics and Biosciences business. And I want to talk about the value creation that’s ahead of us for the next few years on the basis of that business.

Let’s start with just looking at the Bioscience and Diagnostics business of Becton, Dickinson first. It’s a $3.3 billion business, which grew roughly 5% CAGR from 2019 to 2024, which compares favorably to the rest of the industry. It’s a well-established portfolio of brands with a large installed base, a pretty deep sales channel. When you look at the revenue itself, roughly 80% of it recurs every year. And on the right-hand side at the bottom, you see the geographic footprint. Close to 50% of the business is in Americas, slightly higher than what Waters’ footprint is. When you go to Europe, it’s roughly 30% of the overall turnover, which is similar to Waters. And Asia Pacific and China, a bit underweighted versus Waters, roughly at 20%, right? So balanced geographic footprint, 80% recurring revenue.

On the right-hand side, you see the two business units. The first one is Biosciences, which is roughly $1.5 billion in revenue. Here, BD command’s leadership position with flow cytometers and specific and flow-specific antibodies. Roughly 50% of the customers are in high-volume applications like Waters, in clinical diagnostics, in elucidating the endpoints for clinical studies. The rest of the 50% serves pharma R&D, drug discovery, biotech and academia and government. And then there’s roughly a 2% of the business is focused on single-cell multiomics.

The second business unit is the Diagnostic Solutions business unit. It’s roughly $1.8 billion in size. 2/3 of that business is a microbiology business where BD has created that category several years ago and has leading brands like BACTEC and Phoenix, which basically are focused on reducing hospital-acquired infections and combating antimicrobial resistance. 25%, 26% of the business is focused on molecular diagnostics with the BD MAX platform, which is the only open LDT platform for PCR testing in the industry, growing double digits over the last several years. And the BD COR platform, which is a high throughput automated platform, which is now setting the standard for HPV testing and now is benefiting from guidance that the HHS has issued for home collection for HPV testing, which should have a serious impact on cervical cancer. And then the smallest portion of this business is about $100 million point-of-care business.

So, in all, a $3.3 billion business, growing mid-single digits with a lot of vectors for growth going forward. 80% of the business is recurs every year, and 80% of it is also focused on iconic brands.

Let me now talk a bit about the combination of the two Waters and Becton, Dickinson. And I want to break this up into two parts. First, I want to talk strategically on how the acquisition allows us to accelerate our journey even further into high-growth adjacencies. And then I’ll talk a bit about the synergies and the immediate uplift that we should see already in 2026.

So, first, on flow cytometry, BD Bioscience. Remember, I said we want to create an analytical laboratory in large — for large molecules that mimics the simplicity and the compliance that you find for small molecules. And there are two parts to this. First, we need to be able to separate and purify all sorts of large molecules. This is the bioseparations portfolio that you see on the left-hand side. Waters has already built a very strong position in that area. That business grows roughly 50% year-on-year. And we were on the hunt for specific antibodies to continue to improve our portfolio for affinity chromatography. Roughly 12 to 15 of our programs will immediately get accelerated, and we’ve validated that during integration planning, will immediately get accelerated with access to the wide range of antibodies that BD manufactures.

On the right-hand side, you see bioanalytical characterization. The laboratory of the future for biologics will look like small molecules only if we can have all these instruments be compatible with a compliant software like Empower. We’ve already traversed that journey for HPLC with UV detection, for mass detection for capillary electrophoresis, for multi-angle light scattering with Wyatt, and now we intend to do the same with flow cytometry. And so that in the future, when customers want to characterize complex large molecules, they can do it in the laboratory, both from a chemistry standpoint, from a physics standpoint, but also from a binding to assess the binding of these large molecules on cell. This is especially important given the guidance that the FDA has recently issued for analytical equivalents of biosimilars as opposed to biological equivalent. So this is quite an important tool to have in armamentarium.

Why molecular diagnostics? As I said before, we’ve been on a journey to take LC-MS into diagnostics. It’s — we’ve got a small entrepreneurial business, roughly $265 million in sales, which has been growing every year, high single digits to low double digits, really performing well. We’ve increased the number of analytes that are available for therapeutic drug monitoring for endocrinology, but we are limited in its — we are limited by the commercial infrastructure and the service infrastructure we have. With BD, we acquire a much larger commercial and service infrastructure that immediately accelerates the growth of this business. Second, we also get access to globally relevant regulatory and medical affairs capabilities as well as automation, which again should automate these laboratories and allow LC-MS to continue to grow faster. So significant value creation ahead for molecular diagnostics or for LC-MS using the capabilities that we acquired from BD.

Why microbiology? Now this is 2/3 of the diagnostics business. It is extra credit. Basically, this is not underwritten in the deal model. And you see significant benefit both on the revenue side and on the cost side. Let me start on the revenue side. If you just traverse your eye to the left-hand side of this chart, what you find is we currently — or BD currently has a competitor’s MALDI-TOF mass spec that they use for microbial identification. Waters is a leader in mass spectrometry, and we intend to replace the competitor’s mass spec with our own. This should yield at least $100 million in top line accretion over the next few years. Second, while BD defined the category of microbiology for hospitals, it had not entered with the same workflow in pharma QC as well as industrial testing, areas where Waters has a significant infrastructure and expertise, and we intend to take this workflow of microbiology into those segments, leading to about a $50 million upside. So significant upside over the next few years from these two Waters-specific levers.

And then on the right-hand side, you see efficiency improvements. The gross margin of the microbiology business is roughly 1,100 basis points lower than our nearest competitor. If you adjust for product mix, there’s a 700 basis points gap between the gross margin of the competitor and ours. We intend to close that gap by, of course, implementing more disciplined pricing that we see at Waters already. Second, we want to basically build a more closed system where our products have preference. And then finally, with the improvement of the organization, we expect to add another 300 basis points. So, in all, over the next few years, we expect to claw back or close the gap between us and the competitor on gross margin. So across the portfolio, across flow cytometry, molecular diagnostics and microbiology, we see Waters-specific strategic drivers that should help strengthen our business for many, many years to come.

Let me now turn to the financials to the synergies. And there are two parts, of course, cost synergies and revenue. So let me start with cost. Traverse by to the bottom of the chart, we’ve signed up for roughly $200 million of cost synergies over the next three years. When you compare this to what some of us were part of in the EMD Millipore and Sigma-Aldrich merger, that number was roughly 8% of the combined cost base. We’ve signed up for roughly 5% of the combined cost base. If you adjust for that, we should be well above $300 million in cost synergies alone.

Now if I take you a little bit into the details, the cost synergies are divided into three parts: manufacturing and supply chain, commercial and service and R&D and G&A. The first two buckets are roughly $75 million to $80 million each, and the R&D, G&A is roughly $45 million. Now in 2026, we expect the overhead reduction in manufacturing, in G&A functions, in commercial to immediately hit and the direct and indirect procurement initiatives to also be accretive immediately in 2026. So cost synergies, we think there is quite a bit of room to overachieve, plus we expect to hit the ground running in 2026 when the deal closes.

Turning now to revenue synergies. There are three buckets: commercial excellence, so application of Waters is commercial excellence levers that I talked about earlier. Second, entry into higher-growth adjacencies or strengthening our position into higher growth adjacencies; and third, cross-selling. Let me talk about the second and the third bucket. I’ll spend a little bit more time on commercial excellence on the next page. On high-growth adjacencies, roughly $115 million of revenue synergies is expected across the three adjacencies I mentioned earlier. For bioanalytical characterization, we intend to take flow cytometers, the FACSLyric flow cytometer that BD has into many more process development labs and QC labs and eventually make it compatible with Empower, adding roughly $40 million in top line accretion at the end of the fifth year. Same with bioseparations with — as I mentioned earlier, there’s about 12 to 15 programs that have been stranded in the Waters portfolio that will immediately get a benefit from access to a much larger antibody portfolio at BD. And third, as I mentioned earlier, LC-MS and diagnostics, with a wider commercial infrastructure and capabilities in regulatory and automation, we should be able to accelerate the journey there as well, roughly adding $40 million in overall accretion to our revenue.

On cross-selling, BD has a much stronger infrastructure in commercial infrastructure in academic and government labs, in drug discovery, in biotech, where Waters is not present as strongly. We expect to take our LC-MS portfolio and the rest of our portfolio into these laboratories with BD’s commercial infrastructure. So that’s high-growth adjacencies and cross-selling.

Let me now turn to commercial excellence. These should sound familiar, instrument replacement, service plan attach and e-commerce. BD has roughly 22,000 instruments across flow and diagnostics that are due for replacement. The number at Waters back in 2020 was 13,000. Remember, I said earlier, in two years alone, we added roughly $43 million in incremental sales just due to the replacement initiative. We’ve signed up for $20 million here by the end of year five. So less than half the revenue accretion in more than double the time. So there is room for overachievement here, and that’s roughly 100 incremental units every single year.

Service plan attachment. Remember, we said for Waters, we took the service plan attachment from 43% to 54% over a five-year period, roughly 2.2% accretion every single year. Here, we have signed up for roughly 1% accretion every single year, yielding $20 million by the end of year five. And on e-commerce, we intend to take the 20% number of consumables sold through e-commerce to close to 14%, which is 4% increase every single year. At Waters, we’ve done 5%. So we’ve perfected or we’ve improved our ability to execute these commercial levers, and now we intend to apply them to BD with quite a bit of room for overachievement. So we feel pretty good about where we are on the application of these commercial initiatives. So we’re executing from a position of strength. I’ve laid out what we expect from a value creation perspective with a combination of BD and Waters over the next five years.

Let me now turn to the strategic and financial perspective over the next five years. From a strategic perspective, it’s a bit of a complex chart, but let me sort of walk you through it. Our business model is in the middle. So instruments, informatics, consumables and service in compliant high-volume applications, right?

So that’s our capability. Back — start at 12:00 o’clock, we started with small molecules back in 2020. We had some strength in food and environmental testing, which we’ve been leveraging with PFAS testing. That’s at 2:00 o’clock. Turn to between 3:00 o’clock and 5:00 o’clock. We moved decisively into large molecule pharma. We started with BioAccord, added CDMS to it. Now we have the BD flow cytometry and antibody business.

Turn between 5:00 o’clock and 6:00 o’clock. It’s the clinical diagnostics business. This is the molecular diagnostics plus LC-MS business. Not only do we have our portfolio from Waters, now we bring in BD MAX and BD COR and their software to the portfolio. Turn to 7:00 o’clock, there’s the microbiology business, one that BD created the category for with BD Synapsys, BACTEC, Phoenix and Kiestra leading brands. And then now between 7:00 o’clock and 9:00 o’clock is our TA business. We’ve led materials characterization for many, many years. We’ve taken that into the double-digit growth arena of battery testing. And finally, at 10:00 o’clock, 11:00 o’clock, you see in-process analytical testing, taking the tools that we use in quality control and in manufacturing to the manufacturing suite itself. And there are three — at least three examples where we’ve had a lot of success recently with our patrol system for GLP-1 testing, our light scattering instruments for polysaccharide testing and our BioAccord instrumentation for clone selection.

So across — this is sort of the layout of our portfolio. It started with — if you traverse your eye from 12:00 o’clock all the way back to 12 o’clock, it started with a mid-single-digit growth end market to now you see in green, low double-digit, mid-single-digit plus and double-digit grower. So really a decisive move of the portfolio into higher growth end markets. So that’s our strategy on the page. And as you think about Waters of the future and capital allocation, this chart should help you sort of ground yourself.

Financially, what does that look like? I mean it’s the same layout I showed earlier for 2025. Basically, from a revenue perspective, we’ve underwritten 7% growth CAGR over the next 5 years. When you look at sell-side reports, our peer average is roughly 4-ish percent. The margin expansion, which yields — and we’ve signed up for a margin expansion of roughly 500 basis points, which again compares favorably to the peer group. And that all then, of course, leads to a mid-teen EPS growth, which is not so shabby as we look ahead.

So, let me finish with where I started. Waters is indeed executing from a position of strength, which allowed us to make the acquisition of BD’s Bioscience and Diagnostics business and should lead yet again to an industry-leading financial outlook over the future. Thank you for your attention.

Question and Answer

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Super helpful overview. I think you nailed it my first question is on 2026. So you haven’t provided guidance at this point, but you just said to expect more of the same. So can you just elaborate on that? What type of framework should investors be using when thinking about this upcoming year for Waters?

Udit Batra

President, CEO & Director

Firstly, thank you. And more of the same. So we’ll provide formal guidance when we finish the year and share Q4 results. But you should think about it, as I mentioned in the prepared remarks, you should basically on the top line, just simply be thinking about an instrument replacement cycle that’s in its mid-innings. So the 5-, 6-year CAGR is still at the low single-digit level. So a lot of room to sort of add to that. And then you can add the idiosyncratic growth drivers, right? So GLP-1 testing, PFAS testing, generics in India, we added biologics and Empower growth to it, so roughly 200 basis points of accretion from that. And then the new products like CDMS adding on.

So similar sort of frame going forward as we’ve seen. And we will guide when we issue the Q4 earnings. And as we usually do, we get constructive as the year goes along.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

And before we dig into the specifics on the business, I wanted to just bring up reshoring. Where do you see Waters opportunity there, both in terms of the total addressable market and then Waters specific potential revenue opportunity? And any sort of color you have around the potential timing of when we could start seeing.

Udit Batra

President, CEO & Director

Look, I mean, it’s always seductive to get too quantitative when you have qualitative trends. I mean we are not shy of issuing targets and sort of beating them. But in this particular case, let me just start with the facts, right? We know that there’s roughly a $350 billion to $400 billion CapEx that is generally committed by our customers. We also know from customer conversations that they will start to sort of impact our portfolio probably at the end of ‘26, sometime in ‘27. We know that Waters wins more than it loses in greenfield opportunities. We’ve shown that with the relative growth rates — our relative growth rates versus the rest of the industry already. But what we don’t know is the magnitude, right? And I would caution against being in a rush, right? Let’s just wait, get more quantitation on this, and there’s ample time in quantifying the upside.

The other interesting side effect of the timing is that you might see several years of high single-digit instrument growth, right? So let me explain. Our instrument replacement cycle will likely taper off sometime in 2027, when the reshoring CapEx should pick up.

And then by the time that starts to taper off, we’ll have another replacement starting from instruments that we placed back in 2021 and 2022. So, in a strange way, you might see a high single-digit growth of instruments for a significant period of time.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Okay. That’s helpful. You just touched on instruments, but I’d like to touch on chemistry. Year-to-date, chemistry has grown 11% as of 3Q, which is above the historical growth rate for that business. You touched on several growth drivers in the presentation, driving that recent outperformance, price, volume growth across molecules, new product launches and bioseparations, for example. So can you elaborate on which of these drivers you expect to remain a tailwind to your chemistry business in 2026 and how you’re thinking about the long term?

Udit Batra

President, CEO & Director

Chemistry is a gift that keeps on giving, right? So we have columns that were spec back in the 1970s that are still used, right? So once you spec in a column, it doesn’t change unless the molecule is withdrawn from the market, right? So think of chemistry as an annuity, right? And it’s a high gross margin. There’s a pricing resilience, especially if you have innovative products. And from an innovation standpoint, our bioseparations portfolio has grown roughly 50%, starting with the Bioinert MaxPeak Premier Columns, which have grown 35%. On top of that, we built our size exclusion chromatography, which is target to sort of targeted towards LNPs and AAVs. And then we moved to slalom chromatography for oligonucleotides. And the most recent development is our affinity chromatography columns, which are customizable for any type of biologic.

So you give us a biologic, and we will work with you to try and figure out what antibody binds to it and then conjugate it to columns that you can purchase, right? It’s fantastic. And it’s rather foolproof. So once you sort of have it tagged along, you can create a large pipeline of columns.

So we think this will continue to add growth. Now of course, I mean, we grew 11% year-to-date in chemistry, historical growth rates sort of roughly 7% to 8% I wouldn’t expect that to continue forever. We’ve seen benefits of innovation that came last year. But there is no reason to believe that chemistry cannot reverse a high single-digit to low double-digit domain once all of this portfolio starts to get embedded.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Okay. I want to hit on BACTEC. So I think a lot of the investor focus has been the targets that you’ve laid out, cost synergies and revenue synergies. You’ve straightlined both in terms of what you’re expecting for — in each year. Curious what you view as most actionable in 2026 on both the cost and revenue side and where potential areas of upside or opportunities to pull forward some of those synergy time lines forward?

Udit Batra

President, CEO & Director

No, I think — I mean, we laid out the report card or at least the report card that you should hold us to pretty openly, right? From a cost perspective, you should expect the overhead reduction or G&A initiatives to hit already in 2026. At least the actions to be taken as fast as possible in 2026. indirect and direct procurement to hit already in 2026. So those should add immediately. I won’t quantify that beyond what we’ve already quantified for 2026 in the past. Let the deal close, and we’ll have a lot more to talk about it. Second, on the revenue side, we’ve spent a ton of time during integration planning, sort of validating the synergies and getting teams together to see where we can immediately see growth.

I talked about the commercial growth drivers, instrument replacement, e-commerce, service attach, things that we know how to do. We want to apply them to the larger portfolio, and we expect that to add value immediately. Cross-selling across LC-MS, across flow cytometry in PD, in process development, we expect that to add value rather immediately. So we feel quite good about what we have signed up for.

I won’t say more at this stage. Let the integration planning finish and let the deal close, and then we can look back in the rearview mirror and see what’s happened.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Okay. Maybe one more question on BACTEC and to the extent that you can talk about this is just the China piece for the legacy BACTEC business. Just talk about the exposure there, how they’re exposed to the reimbursement dynamics in the region, pretty volatile as you’ve seen from your peers. So just the thought process around how you’re going to handle that.

Udit Batra

President, CEO & Director

About 11% of BD’s business is focused on China. I mean your focus is more on the diagnostics — your question is more on the diagnostics side, where there is no molecular diagnostics business in China. It’s mostly microbiology. And the microbiology business is very different compared to the other reimbursement pressures that you’re seeing. It’s basically two large competitors serving most of the hospitals. We do see pressure or BD does see pressure in reducing the utilization of bottles in hospitals as a result of the cost pressures. But we’ve seen that started to subside already towards the end of the last quarter.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Okay. Got you. Looks like we have 30 seconds here. Maybe as you look across the business, you have an exciting integration plan ahead of you. Maybe what are you most excited for in 2026 and the year ahead?

Udit Batra

President, CEO & Director

Lots, maintaining a focus on a few things and not sort of getting excited with every opportunity that comes. But I mean, look, it’s our dream to build the biologics QC of the future. With bioseparations and bioanalytical characterization, I think we will play a huge role in ensuring that biosimilars get market access way faster than they have done in the past with analytical characterization tools that we’ve developed.

So I’m super excited about that and super excited about the microbiology business. But definitely, if I had to pick one, something that we set out to do five years ago, we did it organically as best as we could. And now we have a much larger portfolio and a much stronger position to be able to accelerate that journey.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

All right. Sounds good. We’ll have to leave it there. Thank you, everybody, for joining us. Udit. Thank you.

Udit Batra

President, CEO & Director

Thank you.

Casey Rene Woodring

JPMorgan Chase & Co, Research Division

Enjoy the rest of the conference.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties have filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 filed by Waters (the “Form S-4”) that includes a preliminary proxy statement/prospectus of Waters, and a registration statement on Form 10 filed by SpinCo (the “Form 10”) that incorporates by reference certain portions of the Form S-4 and serves as an information statement in connection with the spin-off of SpinCo from BD. The Form S-4 was declared effective by the SEC on December 23, 2025, and Waters filed a definitive proxy statement/prospectus with the SEC on December 23, 2025. The definitive proxy statement/prospectus was mailed, on or about December 23, 2025, to Waters shareholders of record as of December 19, 2025. The Form 10 was declared effective on December 31, 2025. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT AND ANY OTHER DOCUMENTS THAT ARE FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the definitive proxy statement/prospectus and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2025, which was filed with the SEC on November 25, 2025, and its proxy statement for its 2026 annual meeting, which was filed with the SEC on December 18, 2025. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

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This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding future operating and financial performance, market growth and drivers of market growth, success of Waters’ products or products of the combined company, customer trends, the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general political, economic, regulatory, environmental, trade and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

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It should also be noted that projected financial information for the combined businesses of Waters and SpinCo included in this communication is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on Waters’ and BD’s operating results.

Note Regarding Use of Non-GAAP Financial Measures

To supplement Waters’ financial statements presented on a GAAP basis, Waters has provided certain non-GAAP financial measures, such as constant currency revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow and adjusted earnings per share. Management uses these non-GAAP financial measures to evaluate Waters’ operating performance in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business. Management believes that such measures are important in comparing current results with prior period results and are useful to investors and financial analysts in assessing Waters’ operating performance. The non-GAAP financial information presented herein should be considered in conjunction with, and not as a substitute for, the financial information presented in accordance with GAAP. Management strongly encourages investors to review Waters’ consolidated financial statements and publicly filed reports in their entirety. Waters’ definition of these non-GAAP financial measures may differ from similarly titled measures used by others. The non-GAAP financial measures used in this communication adjust for specified items that can be highly variable or difficult to predict. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures set forth in the Appendix to this communication and also included in Waters’ press release dated November 4, 2025, available on Waters’ website at: https://ir.waters.com/.